Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

March 8, 2018

VIA EDGAR

Ms. Megan Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Chartwell Funds

Registration Statement on Form N-14 (333-222737)

Dear Ms. Miller:

On behalf of The Chartwell Funds (the “Registrant”), below you will find the Registrant’s response to a supplemental comment conveyed by you via telephone on Wednesday, March 7, 2018, with regard to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”), relating to the proposed reorganization of the Berwyn Fund with and into the Chartwell Small Cap Value Fund (the “Small Cap Fund”), each a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 26, 2018, under Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Your comment and the Registrant’s response are set forth below. The response will be incorporated into a filing to be made pursuant to Rule 497(b) of the Securities Act. Terms not defined herein have the meaning set forth in the Registration Statement.

Comment: Please disclose the estimated amount of capital gains that will be distributed to the Berwyn Fund’s shareholders prior to the Reorganization, taking into account any capital gains realized from portfolio realignment that occurred in connection with the change of the Berwyn Fund’s portfolio manager.

Response: The following underlined disclosure has been added under the heading “KEY INFORMATION ABOUT THE PROPOSAL—Federal Income Tax Consequences:”

Prior to the closing of the Reorganization, the Target Fund will be required to distribute substantially all previously undistributed investment company taxable income (that is, generally, net investment income plus net short-term capital gains) and net capital gain (that is, the excess of net long-term capital gains over net short-term capital losses), if any, generated through the closing date of the Reorganization. Such distributions will include net realized capital gains from realignments of the Target Fund’s portfolio occasioned by the recent change of the Fund’s portfolio manager, and are estimated to be approximately $0.14 per share of short term capital gains and approximately $4.08 per share of long term capital gains as of March 6, 2018.

Philadelphia | Washington | New York | Chicago

The Registrant believes it has fully responded to the comment. If, however, you have any further questions or require further clarification of any response, please do not hesitate to call me at (215) 564-8089, or Alan R. Gedrich at (215) 564-8050.

Sincerely,

/s/ Cory O. Hippler
Cory O. Hippler